UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 29, 2004
(Date of earliest event reported)

Inland Retail Real Estate Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland	000-30413	36-4246655
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer I.D. No.)

2901 Butterfield Road
Oak Brook, Illinois 60523
(Address of Principal Executive Offices)

(630) 218-8000
(Registrant's telephone number including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 1.01   Entry Into a Material Definitive Agreement

On December 29, 2004, in connection with the closing of the merger transaction described in Item 2.01 below, Inland Retail Real Estate Trust, Inc. (the "Company" or "we") entered into the following agreements:

- *Employment Agreements.* Employment agreements between us and each of: Barry L. Lazarus, our Chief Executive Officer, Chief Operating Officer and President; JoAnn Armenta, the President of our property management companies; James Kleifges, our Vice President, Chief Financial Officer, Treasurer and Assistant Secretary; Michael J. Moran, our Vice President, General Counsel and Secretary; John DiGiovanni, our Senior Vice President - Development and Redevelopment; Jason Lazarus (who is Barry Lazarus' son), our Vice President and Director of Acquisitions; Laura Sabatino, Senior Vice President of Inland Mid-Atlantic Management Corp.; Teri Young, Senior Vice President of Inland Southern Management Corp.; and R. Daniel Guinsler, Vice President of Inland Southeast Property Management Corp. These employment agreements have initial terms of three years, with one year renewals until either party elects not to renew. However, these agreements may be terminated by either us or the employee upon sixty days prior notice. Under these agreements, each employee is paid an initial base salary which is reviewed, and may be adjusted, as of each July 1 during the initial three-year employment period and any renewal period. In addition to a base salary, our Board of Directors (or any appropriate committee thereof) may, in its sole discretion, pay to the employee an annual bonus based upon the Company's achievement of its performance objectives and the employee's contribution towards such achievements. If an employee's employment is terminated for any reason, we are required to pay or provide the employee's base salary accrued through the termination date, reimbursable expenses, pro-rata annual bonus (if any), and any benefits required to be paid or provided under applicable law. Each of these employees will be entitled to participate in all employee benefit, welfare, performance, fringe benefit and other plans, practices, policies and programs applicable to our executives. The employees have agreed that they are not entitled to any other severance. Attached to this Current Report on Form 8-K as Exhibit Nos. 99.1 through 99.9 are copies of all of the employment agreements which are incorporated into this filing in its entirety.

- *Consulting Agreements.* Separate consulting agreements between us and each of Robert D. Parks, G. Joseph Cosenza, Daniel L. Goodwin and Thomas P. McGuinness, pursuant to which these individuals provide certain strategic and operational assistance for our benefit, including guidance as to prospective investment, financing, acquisition, disposition, development, leasing, property management, joint venture and other real estate opportunities. The consultants will not receive direct compensation for their services, but we will reimburse their expenses in fulfilling their duties under the agreements and, if consulting services are provided in connection with the listing of our shares on a national exchange, a fee agreed to by us and the consultant will be paid in connection therewith. Attached to this Current Report on Form 8-K as Exhibit No. 99.10 is a copy of Daniel Goodwin's consulting agreement which is incorporated into this filing in its entirety. The consulting agreements for the other named consultants are identical in all material respects to Mr. Goodwin's.

- *Transition Property Due Diligence Services Agreement.* A transition property due diligence services agreement between us and Inland Real Estate Acquisitions, Inc., or IREA, pursuant to which certain property negotiation, acquisition, due diligence and closing services are provided. Under this agreement, we will reimburse IREA the following costs and expenses (some of which are refundable or reimbursable to us in certain circumstances):

  - If we elect to acquire a property which was referred to us by IREA, a non-accountable administrative overhead expense reimbursement equal to $11,500;

  - If IREA negotiates, on our behalf, the business terms of a letter of intent, letter agreement or agreement of purchase and sale, a non-accountable administrative overhead expense reimbursement equal to $25,000;

  - If IREA provides due diligence services with respect to a property, a non-accountable due diligence cost reimbursement equal to $15,000; and

  - Reasonable, third party out-of-pocket costs incurred by IREA in connection with performing services under this agreement.

Attached to this Current Report on Form 8-K as Exhibit No. 99.11 is a copy of the transition property due diligence services agreement which is incorporated into this filing in its entirety.

- *Property Acquisition Agreement.* A property acquisition agreement between us and IREA, pursuant to which have been granted a right of first offer to acquire, on a priority basis relative to other clients of IREA, certain retail, mixed-use and single-user properties located east of the Mississippi River in the continental United States, but excluding that portion of such geographical area located within 400 miles of Oak Brook, Illinois. The initial term of this agreement expires on the later to occur of (a) December 30, 2009, and (b) the date that none of Robert D. Parks, G. Joseph Cosenza, Daniel L. Goodwin and Thomas P. McGuinness are our consultants, directors or officers and no other individual serving as an officer or director of either IREA or its parent is a director or officer of ours. We will pay certain expense reimbursements to IREA, as provided for in the transition property due diligence services agreement described above. Attached to this Current Report on Form 8-K as Exhibit No. 99.12 is a copy of the property acquisition agreement which is incorporated into this filing in its entirety.

- *Registration Rights Agreement.* A registration rights agreement between us and certain of the former shareholders of the acquired companies, pursuant to which we granted to the former shareholders of the acquired companies, certain registration rights with respect to our shares of common stock that they received in the merger transaction. Attached to this Current Report on Form 8-K as Exhibit No. 99.13 is a copy of Inland Real Estate Investment Corporation's registration rights agreement which is incorporated into this filing in its entirety. All other registration rights agreements are identical in all material respects to Inland Real Estate Investment Corporation's.

- *Trademark License Agreement.* A trademark license agreement between us and The Inland Real Estate Group, Inc., pursuant to which we received an exclusive, royalty-free license, to use solely in connection with our real estate business, the name and design mark of the Company and a non-exclusive, royalty-free license, to use solely in connection with our real estate business, the "Inland" name and logo. The initial term of this agreement is ninety-nine years. There are no license fees due or payable under this agreement. Attached to this Current Report on Form 8-K as Exhibit No. 99.14 is a copy of the trademark license agreement which is incorporated into this filing in its entirety.

- *Software License Agreement.* A software license agreement between us and Inland Computer Services, Inc., pursuant to which we have been granted limited rights to use and copy certain software owned and licensed by Inland Computer Services, Inc. The initial term of this agreement is five years. There are no license fees due or payable under this agreement. Attached to this Current Report on Form 8-K as Exhibit No. 99.15 is a copy of the software license agreement which is incorporated into this filing in its entirety.

- *Indemnification Agreement.* Indemnification agreements between us and certain of the former directors and officers of the acquired companies, pursuant to which we have agreed to indemnify such directors and officers for certain acts taken or omitted to be taken in his capacity as such director or officer prior to the closing date of the merger. The term of this agreement is ten years. Attached to this Current Report on Form 8-K as Exhibit No. 99.16 is a copy of G. Joseph Cosenza's indemnification agreement which is incorporated into this filing in its entirety. All other indemnification agreements are identical in all material respects to Mr. Cosenza's.

- *Communications Services Agreement.* A communications services agreement between us and Inland Communications, Inc., pursuant to which we are provided certain marketing, communications and media relations services. We will pay $40.00 per hour for the services rendered under this agreement. Attached to this Current Report on Form 8-K as Exhibit No. 99.17 is a copy of the communications services agreement which is incorporated into this filing in its entirety.

- *Office and Facilities Management Services Agreement.* An office and facilities management services agreement among us and Inland Office Management and Services, Inc., and Inland Facilities Management, Inc., pursuant to which we are provided certain office and facilities management services. Under this agreement, we will reimburse the service provider for our proportionate share of the salaries and overhead of mailroom, courier and switchboard personnel and any other operating expenses incurred by the service provider. Attached to this Current Report on Form 8-K as Exhibit No. 99.18 is a copy of the office and facilities management services agreement which is incorporated into this filing in its entirety.

- *Legal Services Agreement.* A legal services agreement between us and The Inland Real Estate Group, Inc., pursuant to which we are provided certain legal and advisory services. Under this agreement, we will pay for attorney and paralegal time at a fixed hourly rate to be agreed upon annually (for 2004, $220/hour for attorneys and $110/hour for paralegals). We are also obligated to reimburse the service provider for reasonable, actual, out-of-pocket costs and expenses incurred with respect to the rendering of services under this agreement. Attached to this Current Report on Form 8-K as Exhibit No. 99.19 is a copy of the legal services agreement which is incorporated into this filing in its entirety.

- *Personnel Services Agreement.* A personnel services agreement between us and Inland Payroll Services, Inc., pursuant to which we are provided certain pre-employment, new-hire, human resources, benefit administration and payroll and tax administration services. Under this agreement, we will pay for services rendered at billing rates to be fixed annually; provided, however, that the billing rates cannot be greater than the billing rates charged to any other client of the service provider. Attached to this Current Report on Form 8-K as Exhibit No. 99.20 is a copy of the personnel services agreement which is incorporated into this filing in its entirety.

- *Property Tax Services Agreement.* A property tax services agreement between us and Investors Property Tax Services, Inc., pursuant to which we are provided certain property tax payment and processing services and real estate tax assessment reduction services. Under this agreement, we will pay for services at billing rates to be fixed annually, provided, however, that the billing rates cannot be greater than the billing rates charged to any other client of the service provider. Attached to this Current Report on Form 8-K as Exhibit No. 99.21 is a copy of the property tax services agreement which is incorporated into this filing in its entirety.

- *Computer Services Agreement.* A computer services agreement between us and Inland Computer Services, Inc., pursuant to which we are provided certain data processing, computer equipment and support services, and other information technology services. Under this agreement, we will pay for services rendered at billing rates to be fixed annually for programming and consulting time, disk storage, printing (including color printing), e-mail services, network PC usage, and equipment rental, provided, however that the billing rates cannot be greater than the billing rates charged to any other client of the service provider. Additionally, we are obligated to pay a proportionate share of the service provider's operating costs for CPU usage. Attached to this Current Report on Form 8-K as Exhibit No. 99.22 is a copy of the computer services agreement which is incorporated into this filing in its entirety.

- *Insurance and Risk Management Services Agreement.* An insurance and risk management services agreement between us and Inland Risk and Insurance Management Services, Inc., pursuant to which we are provided certain risk and insurance management services. Under this agreement, we will pay a proportionate share of the service provider's annual operating expenses. Attached to this Current Report on Form 8-K as Exhibit No. 99.23 is a copy of the insurance and risk management services agreement which is incorporated into this filing in its entirety.

Except as otherwise stated above, each of the foregoing agreements have initial terms of five years, with automatic one year renewals until either party elects not to renew. However, all of the foregoing agreements (other than the registration rights agreements and the indemnification agreements) may be terminated upon the occurrence of certain events, including a change of control of the Company.

With respect to the foregoing agreements, the following is a brief description of material relationships between us and any of the other parties to the agreements:

- Daniel Goodwin, Robert Parks and G. Joseph Cosenza all are shareholders of, and consultants to, the Company (see Consulting Agreements description above). Additionally, Mr. Parks is our Chairman and serves on our Board. Mr. Goodwin, Mr. Parks and Mr. Cosenza own interests in, and are officers and/or directors of, certain companies that indirectly own or control Inland Real Estate Investment Corporation, IREA, The Inland Real Estate Group, Inc., Inland Computer Services, Inc., Inland Communications, Inc., Inland Office Management and Services, Inc., Inland Payroll Services, Inc., Investors Property Tax Services, Inc., and Inland Risk and Insurance Management Services, Inc.

- Thomas P. McGuinness is a consultant to the Company (see Consulting Agreements description above), is a former officer and/or director of one or more of the acquired companies, and is a shareholder.

- Barry Lazarus, JoAnn Armenta, John DiGiovanni, R. Daniel Guinsler, Laura Sabatino and Teri Young are shareholders and employees, and receive rights under the registration rights agreements described above. Additionally, Barry Lazarus serves on our Board.

- As former officers and/or directors of the acquired companies, John DiGiovanni, James Kleifges and JoAnn Armenta, who are certain of our executive officers, received indemnification agreements from us.

Item 2.01   Completion of Acquisition or Disposition of Assets

On January 4, 2004, we issued a press release announcing that, effective as of December 29, 2004, we acquired, by merger, Inland Retail Real Estate Advisory Services, Inc., Inland Southern Management Corp., Inland Mid-Atlantic Management Corp. and Inland Southeast Property Management Corp., which provide business management, advisory and property management services to us. Shareholders of the acquired companies received an aggregate of 19.7 million shares of our common shares, valued under the merger agreement at $10.00 per share. The terms of the merger agreement, including the financial terms of the transaction, were negotiated at arms-length between representatives of the former shareholders of the acquired companies and a special committee comprised of our independent directors that our Board formed for the purpose of evaluating and negotiating such transaction. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.24 and is incorporated in its entirety in this Item 2.01 disclosure by reference.

The following is a list of the parties to the merger: the Company; IRRETI Acquisition 1, Inc.; IRRETI Acquisition 2, Inc.; IRRETI Acquisition 3, Inc.; IRRETI Acquisition 4, Inc.; Inland Retail Real Estate Advisory Services, Inc.; Inland Southern Management Corp.; Inland Mid-Atlantic Management Corp.; Inland Southeast Property Management Corp.; Inland Real Estate Investment Corporation; Certain Stockholders of each of Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp.; Daniel L. Goodwin, as agent; and The Inland Group, Inc. (for limited purposes). All of these entities were affiliates of the Company.

The former principal shareholders of our property management companies are affiliates of The Inland Group, Inc., or Inland. Additionally, our former sponsor, Inland Real Estate Investment Corporation, was the sole shareholder of our business manager/advisor and is a wholly-owned subsidiary of Inland. Mr. Parks, who is our Chairman and a member of our Board, is a shareholder, officer and director of Inland. Also, Barry Lazarus is our Chief Executive Officer, Chief Operating Officer and President. Mr. Parks and Barry Lazarus were shareholders of one or more of the acquired companies, and received shares of our common stock as consideration in the merger transaction. Mr. Parks received 488,126 shares of our common stock, and Mr. Lazarus received 115,771 shares of our common stock.

Mr. Goodwin beneficially owns approximately 8.7% of our common shares, taking into account the shares issued in the merger transaction. Approximately 8.6% of such interest results from Mr. Goodwin's beneficial ownership of all the shares issued in the merger, due to his dispositive power over all of the shares held in escrow pursuant to (i) his authority as shareholder agent and (ii) his indirect controlling interest in Inland Real Estate Investment Corporation, which has authority to sell its escrowed shares received in the merger. The other approximately 0.1% portion of such interest represents shares purchased and owned by Mr. Goodwin prior to the merger. Assuming that all of the escrowed shares are distributed upon termination of the escrow in accordance with the escrow agreement, Mr. Goodwin will then beneficially own, via direct and indirect control, 6.73% of our common shares, a reduction from the 8.7% described above because Mr. Goodwin will no longer be the shareholder agent and will no longer be deemed to beneficially own our shares distributed to the other shareholders of the property managers. Of the other former shareholders, officers and directors of the acquired companies, and taking into effect the shares issued as part of the merger, none beneficially owns more than 1% of our common shares.

Brenda G. Gujral, who is a member of our Board, was a shareholder of the acquired companies, and received 96,694 shares of our common stock as consideration in the merger transaction.

JoAnn Armenta, John DiGiovanni and Teri Young, who are employees and officers of ours, were shareholders of one or more of the acquired companies, and received shares of our common stock as consideration in the merger transaction. Ms. Armenta received 26,958 shares of our common stock, Mr. DiGiovanni received 16,058 shares of our common stock and Ms. Young received 10,900 shares of our common stock.

In connection with the closing of the merger transaction, we entered into the agreements described above in Item 1.01.

Item 3.02   Unregistered Sales of Equity Securities

On December 29, 2004, 19,700,060 common shares, par value $0.01 per share, were issued by the Company to the shareholders of the companies acquired under the mergers described in Item 2.01 above. These shares are valued under the merger agreement at $10.00 per share, and represents approximately 8.6% of the total number of common shares issued by us prior to the merger transaction. As consideration for these shares, we acquired Inland Retail Real Estate Advisory Services, Inc., Inland Southern Management Corp., Inland Mid-Atlantic Management Corp. and Inland Southeast Property Management Corp., which provide business management, advisory and property management services to us. The issuance of these shares was exempt from registration pursuant to Regulation D of the Securities Act.

Item 5.02   Departure of Directors of Principal Officers; Election of Directors; Appointment of Principal Officers

As part of the merger transaction, effective as of December 29, 2004, Barry L. Lazarus resigned as our Chief Financial Officer in order to fully dedicate his time to performing his duties as our President, Chief Executive Officer and Chief Operating Officer. James Kleifges replaced Mr. Lazarus as our Chief Financial Officer (see discussion below with respect to election of our executive officers).

Effective as of December 29, 2004, the following persons were appointed by our Board as executive officers:

- Barry L. Lazarus, 57, is our Chief Executive Officer, Chief Operating Officer and President. Mr. Lazarus is also a member of our Board. Mr. Lazarus has been our president, chief operating officer and an affiliated director since our formation in 1998. He has been our treasurer and chief financial officer since June 1999. After a brief career in public accounting, Mr. Lazarus joined Inland in 1973 as its original controller and was later promoted to treasurer. From 1973 to 1979, he supervised all corporate and partnership accounting and tax matters and managed corporate financial affairs. In 1979, Mr. Lazarus relocated to Phoenix, Arizona, and formed The Butterfield Company, a development and contracting firm, while also serving as a consultant to investors in several commercial ventures. Between 1979 and 1987, The Butterfield Company successfully completed several projects in conjunction with national real estate firms, including Inland. From 1988 until October 1990, Mr. Lazarus was vice president of finance for UDC Homes, Inc., then a New York Stock Exchange Company and the largest homebuilder in the state of Arizona. His duties included obtaining financing for numerous development and construction projects in the southeastern and southwestern

United States, as well as maintaining investor relations. Mr. Lazarus rejoined Inland in October 1990 and became president of Intervest Midwest Real Estate Corporation, then an affiliate of Inland. Mr. Lazarus solely owned Wisconsin and Southern Land Company, Inc., of which he had been president and director since December 1993. Wisconsin and Southern Land Company, Inc., which had its office in Orlando, Florida, was a holding company that acquired Intervest from Inland in 1994. Intervest, pursuant to a service agreement, previously provided property zoning, development and disposition services to Wisconsin Capital Land Fund, L.P., a private placement real estate equity program sponsored by our Sponsor. Mr. Lazarus is president of Inland Shelter Group, LLC, Orlando, Florida, which had been engaged in the development of apartment buildings in the state of Georgia through 1998. He received his B.B.A. degree from the University of Wisconsin and is a certified public accountant. As a former shareholder of one or more of the acquired companies, Mr. Lazarus received 115,771 shares of our common stock as consideration in the merger transaction.

- James W. Kleifges, 54, is our Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. From August 2004 through December 2004, Mr. Kleifges was the Vice President, Corporate Controller for Inland Retail Real Estate Advisory Services, Inc., which is an affiliate of the Company. Mr. Kleifges was responsible for overseeing our accounting and financial reporting and the preparation of all SEC filings. From April 1999 to January 2004, Mr. Kleifges was Vice President/Corporate Controller of Prime Group Realty Trust, an office and industrial real estate investment trust based in Chicago, Illinois, with assets in excess of $1 billion. Prior to Prime Group, Mr. Kleifges held senior financial and operational positions in various private and public real estate companies located in Chicago, Illinois and Denver, Colorado. Mr. Kleifges was a Senior Manager with KPMG in Chicago, Illinois, after completing a career in public accounting from June 1972 to December 1982. Mr. Kleifges earned his Bachelor of Arts Degree in Accounting from St. Mary's University in Winona, Minnesota and has been a Certified Public Accountant since 1974. Mr. Kleifges is a member of the Illinois Society of Certified Public Accountants.

- Michael J. Moran, 36, is our Vice President, General Counsel and Secretary. From March 2003 through December 2004, Mr. Moran was an Assistant Counsel for The Inland Real Estate Group, Inc., which is an affiliate of the Company. Mr. Moran was responsible for the negotiation and closing of several acquisition and financing transactions for us. Prior to joining Inland (from April 1998 to March 2003), Mr. Moran was Vice President, Associate General Counsel and Assistant Secretary of Prime Group Realty Trust, an office and industrial real estate investment trust based in Chicago, Illinois, with in excess of $1 billion in assets. At Prime Group, Mr. Moran's responsibilities included: (a) negotiation and closing several acquisition, disposition, development, financing, refinancing and leasing transactions; (b) preparation and disclosure of real estate and general corporate transactions in 10-Q, 10-K and 8-K SEC filings; (c) preparation of summaries of potential transactions for presentation to Board of Trustees for consideration and approval; (d) preparation and compilation of real estate due diligence information and materials relating to potential corporate sales, strategic alternatives and recapitalizations; and (e) structuring and negotiation of corporate financings and real estate asset transactions to preserve business interests and ensure appropriate tax structure. Prior to Prime Group (from January, 1994 to March, 1998), Mr. Moran was an Associate at Piper Rudnick (formerly Rudnick & Wolfe), and focused his areas of concentration in real estate acquisitions, dispositions and development, and corporate finance, corporate real estate, lending, leasing and licensing. Mr. Moran earned his Juris Doctorate – Law Degree from the DePaul University College of Law, with honors, in 1993, and was a member of Research and Writing Staff of the DePaul Law Review. Mr. Moran is a member of the Order of the Coif. Mr. Moran earned his Bachelor of Science Degree in Accountancy from the University of Illinois-Urbana in 1990, and passed the Certified Public Accountants Examination in 1991.

- JoAnn Armenta, 30, is President of our property management companies. Ms. Armenta joined Inland Mid-America Management in 1992 working in residential management, and became involved with commercial properties in 1995 overseeing the management of retail, office and industrial properties. She has managed a portfolio of retail properties for Inland Commercial Property Management, and was promoted to Senior Property Manager supervising half of the property managers for Inland Real Estate Corporation. In 2001, Ms. Armenta accepted a position as Assistant Vice President for Inland Southern Management Corp., and was later promoted to Vice President of Inland Mid-Atlantic Management Corp. Her responsibilities in these positions included supervising due diligence investigations for over 350 retail properties and acquisitions in approximately 36 states. She was responsible for all due diligence on approximately 35 million square feet, including site inspections, tenant interviews, engineering reports, capital upgrades and lease review. She has also been responsible for coordinating the transition of an acquisition target into property operations. Ms. Armenta was also the sole training coordinator for all new property managers and employees for Inland Southeast Property Management Corp., Inland Southern Management Corp., and Inland Mid-Atlantic Management Corp. In addition, she oversaw the management of a portfolio of over 23 million square feet managing retail, office and light industrial for another Inland affiliate (Mid-America Commercial) at the time. Most recently, she was promoted to President of Management Operations for us consisting of approximately 300 properties totaling over 35 million square feet in 23 states. All of the companies referred to above are affiliates of ours. Ms. Armenta holds a CSM, CLS and a CMD accreditation with the International Council of Shopping Centers. As a former shareholder of one or more of the acquired companies, Ms. Armenta received 26,958 shares of our common stock as consideration in the merger transaction.

- John DiGiovanni, 45, has been appointed as our Senior Vice President of Development. Mr. DiGiovanni began his career with Inland in July, 2003 as Senior Vice President of Inland Mid-Atlantic Management. In September, 2004, Mr. DiGiovanni was transitioned to help establish a development division for the Company. As Senior Vice President of Development, Mr. DiGiovanni is responsible for the identification and facilitation of both new development projects and the re-development of existing assets to ensure the value retention of those assets. Prior to joining Inland (2000-2003), Mr. DiGiovanni was Senior Vice President of Development for BVT, a German based (Munich) syndication company raising equity to promote both new development and acquisitions of existing retail/office properties. In addition to overseeing development projects at BVT, Mr. DiGiovanni was charged with the responsibility of creating and maintaining the reporting and tracking protocols for development projects and the subsequent reporting to partnership interest and the Board of Director as to the status and profitability of each project. Mr. DiGiovanni, as an officer of Inland Mid-Atlantic held thirty (30) shares of said Management Company and as such received dividend income in the amount of approximately twenty thousand dollars ($20,000) annually, distributed on a quarterly basis. As a former shareholder of one or more of the acquired companies, Mr. DiGiovanni received 16,058 shares of our common stock as consideration in the merger transaction.

- Jason A. Lazarus, 31, is the son of Barry Lazarus and is our Vice President and Director of Acquisitions. From September 2001 through December 2004, Mr. Lazarus was a Vice President for Inland Real Estate Acquisitions, Inc. (IREA), which is an affiliate of the Company. Mr. Lazarus was responsible for the identification, financial analysis, negotiation, and closing of acquisition transactions for IREA. Prior to joining Inland (June 2001 through August 2001), Mr. Lazarus was an Associate Attorney with the law firm Austill, Lewis & Simms, P.C., an insurance defense law firm based in Birmingham, Alabama. At Austill, Lewis, Mr. Lazarus' prime responsibilities included the general preparation of matters for trial, including entering appearances in court for the firm's partners, answering discovery and interrogatories, and general interaction with the client. Prior to joining Austill, Lewis (January 2001 through May 2001), Mr. Lazarus was an Attorney with the law firm Roberts & Fish, P.C., an insurance law firm based in Birmingham, Alabama. At Roberts & Fish, Mr. Lazarus' prime responsibilities included the general preparation of matters for trial, entering appearances in court for the firm's partners, taking depositions of witnesses, and general interaction with the client. Prior to joining Roberts & Fish (May 2000 through December 2000), Mr. Lazarus was an Associate Broker with the real estate firm Bayer Properties Incorporated, a full service real estate firm based in Birmingham, Alabama. Mr. Lazarus' prime responsibilities included the identification, exclusive listing, and sale of development property. Mr. Lazarus passed and became a member of the Alabama State Bar in 2001. Mr. Lazarus earned his Juris Doctorate – Law Degree from the Cumberland School of Law in 1999. Mr. Lazarus earned his Bachelor of Arts Degree in Political Science from the University of Georgia in 1995.

We and all of the aforementioned officers have entered into the employment agreements described above in Item 1.01 above, copies of which are attached to this Current Report on Form 8-K as Exhibits 99.1 through 99.6.

Item 5.03   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 29, 2004, we filed with the State of Maryland our amended and restated charter. The amendments, effective December 29, 2004, ensure that our corporate governance documents properly reflect the effects of the acquisition of the acquired companies described in Item 2.01 above, and our transition to becoming a self-administered real estate investment trust. Attached to this Current Report on Form 8-K as Exhibit No. 99.25 is a copy of our amended and restated charter which is incorporated into this filing in its entirety.

This Current Report on Form 8-K may contain forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." We intend that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and the Federal Private Securities Litigation Reform Act of 1995, and we include this statement for the purpose of complying with such safe harbor provisions. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements and include, but are not limited to, the effects of future events on financial performance, changes in general economic conditions, adverse changes in real estate markets and the level and volatility of interest rates. For a more complete discussion of these risks and uncertainties, please see our Annual Report on Form 10-K for the year ended December 31, 2003. Inland Retail Real Estate Trust, Inc. disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibit

Number	Description
99.1	Barry Lazarus' Employment Agreement
99.2	Michael Moran's Employment Agreement
99.3	JoAnn Armenta's Employment Agreement
99.4	John DiGiovanni's Employment Agreement
99.5	James Kleifges' Employment Agreement
99.6	Jason Lazarus' Employment Agreement
99.7	Teri Young's Employment Agreement
99.8	Laura Sabatino's Employment Agreement
99.9	R. Daniel Guinsler's Employment Agreement
99.10	Daniel Goodwin's Consulting Agreement
99.11	Transition Property Due Diligence Services Agreement
99.12	Property Acquisition Agreement
99.13	Registration Rights Agreement
99.14	Trademark License Agreement
99.15	Software License Agreement
99.16	Indemnification Agreement
99.17	Communication Services Agreement
99.18	Office and Facilities Management Services Agreement
99.19	Legal Services Agreement
99.20	Personnel Services Agreement
99.21	Property Tax Services Agreement
99.22	Computer Services Agreement
99.23	Insurance and Risk Management Services Agreement
99.24	Press Release dated January 4, 2004
99.25	Amended and Restated Charter filed with the Secretary of State of Maryland on December 29, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INLAND RETAIL REAL ESTATE TRUST, INC.

By: /s/ Barry L. Lazarus
Name: Barry L. Lazarus
Title: Chief Executive Officer, Chief Operating
         Officer and President

Date: January 4, 2005